1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

July 11, 2024

VIA EDGAR

Mr. David Orlic

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,729

Dear Mr. Orlic:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,729 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of the following series of the Trust (each, a “Fund”):

iShares U.S. Digital Infrastructure and Real Estate ETF (“IDGT”)

iShares MSCI USA Quality GARP ETF (“GARP”)

The Securities and Exchange Commission staff (the “Staff”) provided comments to the Trust on July 8, 2024. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in each Fund’s Prospectus unless otherwise defined in this letter.

Comments applicable to GARP

Comment 1:	On page S-2 in the Principal Investment Strategies, please add disclosure clarifying what is meant by “return on equity” in the following sentence: “The quality score is based on three metrics: return on equity, debt-to-equity ratio, and earnings variability.”

Response:	The Trust amended the Fund’s disclosure to the following:

The process for weighting the selected securities in the Underlying Index involves calculating a “tilt score” for each security. Two components of the tilt score are value and quality scores, which are calculated for each security relative to its peers within the corresponding Global Industry Classification Standards sector. The value score is based on three metrics: price-to-book value, forward price-to-earnings ratio, and the ratio of enterprise value to cash flow from operations. The quality score is based on three metrics: return on equity (i.e., the trailing 12-month EPS divided by the most recently reported book value per share), debt-to-equity ratio, and earnings variability.

BRUSSELS CHICAGO DALLAS FRANKFURT HOUSTON LONDON  LOS ANGELES MILAN

MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

Securities and Exchange Commission

July 11, 2024

Comments applicable to each Fund

Comment 2:	In the SAI on p. 57, please add GARP to the list of excluded funds in the first paragraph under the section “Fundamental Investment Policies”.

Response:	The Trust has made this change.

Comment 3:	In the SAI on p. 58, consider adding real estate investment trusts (“REITs”) to Fundamental Investment Policy #5 for IDGT. The Staff notes that Fundamental Investment Policy #4 for GARP on p. 59 includes REITs in its list.

Response:	The Trust respectfully notes that IDGT’s Fundamental Investment Policy #5 reflects the Trust’s language used to describe a fund’s policy for buying and selling real estate at the time of its inception in 2001. The Trust interprets the meaning of “real estate” to exclude securities of REITs. Over the years, the investment policy language has been enhanced to include more specificity with respect to excluding interests in REITs from interests in real estate, as reflected in Fundamental Investment Policy #4 for GARP, which incepted in 2020. While the two policies do not include the same language verbatim, the Trust considers the meaning to be the same: the term real estate does not include securities or interests in REITs, and therefore the Trust respectfully declines to make any revisions to IDGT’s Fundamental Investment Policy #5. Further, the Fund’s Prospectus includes clear disclosure of the Fund’s investment in REITs as it includes a principal risk factor disclosing the risks related to real estate investment, specifically in companies that invest in, develop or operate real estate, including REITs and Data Center REITs. The Trust will consider adding clarifying language in the notations regarding IDGT’s fundamental investment policy in the future.

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Sincerely,

/s/ Anne C. Choe
Anne C. Choe

cc:	Marisa Rolland

Tim Kahn

Michael Foland

Michael Gung

Toree Ho

Luis Mora

George Rafal

Hannah Fiest